United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒    Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐   No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

BY-LAWS CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION Article 1 – Vale S.A., referred to in abbreviated form as “Vale” or “Company”, is a joint-stock company governed by the present By-Laws and by applicable legislation. Sole Paragraph – With Vale’s entrance to the special listing segment called the “Novo Mercado” of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Vale, its shareholders, including controlling shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado (“Novo Mercado Listing Rules”). Article 2 - The purpose of the Company is: I. the exploitation of mineral deposits in Brazil and abroad by means of research, exploitation, extraction, processing, industrialization, transportation, shipment and commerce of mineral assets; II. the building and operation of railways and the exploitation of own or third party rail traffic; III. the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor; IV. the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system; V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts; VI. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

2/32 VII. constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose. Article 3 - The head office and legal venue of the Company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the Company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad. Article 4 - The term of duration of the Company shall be unlimited. CHAPTER II - CAPITAL AND SHARES Article 5 - Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand and seven hundred and eighty-two) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 5,284,474,770 (five billion, two hundred and eighty-four million, four hundred and seventy four thousand, seven hundred and seventy) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. § 1 - The shares are common shares and “special”-class preferred shares. Vale cannot issue other preferred shares. § 2 - The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws. § 3 - Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below.

3/32 § 4 - The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in § 4 and § 5 of Article 141 of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate. § 5 - The shareholder holding special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria: a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed. § 6 – Special-class preferred shares shall acquire full and unrestricted voting rights should the Company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of Article 5. Article 6 - The Company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares. § 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

4/32 § 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced. § 3 - Provided that the plans approved by the General Meeting are complied with, the Company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, excluding the shareholders' preemptive right. Article 7 - The special class share shall possess a veto right regarding of the following subjects: I - change of name of the company; II - change of location of the head office; III - change of the corporate purpose with reference to mineral exploitation; IV - the winding-up of the Company; V - the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the Company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals; VI - any alteration of the rights assigned to the types and classes of the shares issued by the Company in accordance with the prescriptions set forth in the present By-Laws; VII - any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws. CHAPTER III - GENERAL MEETING

5/32 Article 8 - The Shareholders’ General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors. § 1 - An Extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7. § 2 - The holder of the special-class share shall be formally requested by the Company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given. § 3 - Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class. Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the Company, and the Secretary shall be appointed by the Chairman of the Meeting. § 1 - In the case of temporary absence or impediment of the Chairman or Vice- Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by another director or by a person specially appointed by the Chairman of the Board of Directors. § 2 – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed. CHAPTER IV - ADMINISTRATION Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the Company.

6/32 § 1 - The investiture of the members of the Board of Directors and Executive Board shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, in the Minute Book of the Board of Directors or Executive Board, as applicable, as well as in compliance with the applicable legal requirements. § 2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office. § 3 - The positions of Chairman of the Board of Directors and Chief Executive Officer or the Company’s main executive may not be held by the same person. § 4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the remuneration fixed by the General Meeting among its members and the Executive Board. § 5 - The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter. § 6 - The members of the Board of Directors and the Executive Board shall exercise their duties based on the highest principles of ethics, aiming to advance the best interests of Vale and its shareholders, as well as respect for the environment and the sustainable development of the communities in which the company operates. SECTION I - BOARD OF DIRECTORS Subsection I - Composition Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting, as set forth in this article, and shall be formed of a minimum of 11 (eleven) and a maximum of 13 (thirteen) members and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

7/32 § 1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted. § 2 - From among the members of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the Company. § 3 - Of the members of the Board of Directors, at least seven (7) shall be independent directors (as defined in § 4 of this article), and the classification of the nominated members to the Board of the Directors as independent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of Article 141, § 4 and § 5 of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder. § 4 - For the purposes of this article, the following shall be deemed independent directors: (i) those so defined in the Novo Mercado Listing Rules; and (ii) those who do not hold a direct or indirect share above 5% (five percent) of the Company’s capital stock or a formal or stated tie with a shareholder who holds a direct or indirect share above 5% (five percent) of the Company’s capital stock. In any event, anyone who has held five (5) terms of office, or spent 10 (ten) years, consecutively or not, as a director of the Company will not be deemed an independent director. § 5 - The Chairman and the Vice-Chairman of the Board of Directors shall be individually elected by the General Meeting, subject to Article 10, § 3. § 6 - If the elected Chairman is not an independent director, the elected independent members shall appoint an independent director with the duties described in §6 of this article; even if the Chairman is an independent director, the Board of Directors may proceed with this appointment. The director appointed pursuant to this paragraph shall act, in alignment with the Investor Relations area, as an alternate contact for the shareholders, as well as in support of the Chairman of the Board of Directors and as an element for connection and mediation between the Chairman and the other directors, in all cases without an individual decision-making role; the internal rules of the Board of Directors may regulate this position, considering the limits established herein. This independent director shall always report interactions had directly with shareholders to the Board of Directors, in order to keep informational unity within the Board of Directors.

8/32 § 7 - The Board of Directors shall be represented externally by its Chairman, or by a director and for the purposes indicated by the Chairman. § 8 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice- Chairman shall have powers identical to those of the Chairman. Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective replacements in the first General Meeting to be held after the vacancy. § 9 - In cases of (i) impediments or temporary absences; or (ii) vacancy in the position of director; the remaining directors may, at their discretion, with the exception of the provisions in §§ 3 and 12 of this article, appoint the replacement, who shall serve until the first General Meeting. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election. § 10 – Except for the right to use the separate vote described in §§4 and 5 of article 141 of Law No. 6,404/76, in the event there is a controlling shareholder, subject to §§ 11 and 12 of this article, and/or a request to adopt the multiple vote regime, the election shall follow the following process: I. Based on a reasoned proposal of the Nomination Committee, the Board of Directors shall approve, at least five (5) days prior to notice of a General Meeting that will elect the new board, according to the disclosed calendar of corporate events, a list of candidates to the board with a number corresponding to at least the proposal for composition in that term of office, respecting the limits of the By-Laws, and always considering the candidate’s availability for the position in terms of time, including considering the duties of simultaneous exercise of similar duties with other entities, especially publicly-traded companies; II. The list mentioned in item I above shall be disclosed at least 5 (five) days prior to the date of disclosure of management’s proposal and the Absentee Ballot; III. The candidates named on the list referred to in item II above, as well as any candidates whose inclusion in the Absentee Ballot is requested on a timely basis in accordance with the rules established by the CVM, shall have their names submitted to the General Meeting;

9/32 IV. Each candidate on the list submitted to the General Meeting by the Board of Directors, as well as any separate candidate submitted by the date of the meeting, shall be subject to individual voting; V. The candidates with the greatest number of favorable votes, provided they are greater than the number of votes against, shall be deemed elected; in the event of a tie, the candidate that has received the least number of negative votes shall be deemed elected or, successively, the elder candidate; VI. In the event there is not, between the list submitted to the General Meeting by the Board of Directors and any separate candidates, a number of candidates corresponding to the composition approved for that term of office and that have received in the General Meeting more favorable votes than votes against, there shall be a new election in another meeting for the positions that were not filled, with the preparation of a new list of candidates, with at least the same number of candidates as positions to be filled, and during this period the Board of Directors shall operate with the already elected members; VII. If a separate vote is requested, if applicable, the election referred to in this § 10 shall be for the other directors, except for the provision in § 2 of this article. § 11 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the General Meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with § 4 and § 5 of Article 141 of Law No. 6,404/76, when applicable, will not participate in the multiple vote regime and will not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote. § 12 - With the exception of members elected by means of separate vote, respectively, by the employees of the Company (and his/her respective alternate) and by the holders of common and/or preferred shares, under § 4 and § 5 of Article 141 of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, elected through the multiple vote system by the General Meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy the

10/32 provisions in § 9 shall apply, in which case the remaining directors may appoint the replacement until the first General Meeting, which shall elect the whole Board. Subsection II – Workings Article 12 - The Board of Directors shall meet on an ordinary basis at least 8 (eight) times a year and extraordinary whenever called by the Chairman or, in his absence, by the Vice- Chairman of the Board or by 1/3 (one third) of directors acting together. Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote. Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members. Sole Paragraph - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined. Subsection III – Responsibilities Article 14 - The Board of Directors shall be responsible for: I. electing, evaluating and removing, at any time, the Executive Officers of the Company, and assigning functions to them; II. distributing the remuneration established by the General Meeting among its members and those of the Executive Board; III. assigning the functions of Investor Relations to an Executive Officer;

11/32 IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board; V. approving the Company's human resources general policies as submitted to it by the Executive Board; VI. establishing the general guidance of the business of the Company, its wholly owned subsidiary companies and controlled companies, considering safety of people, social progress and respect for the environment; VII. approving the purpose, strategic guidelines and the strategic plan of the Company submitted by the Executive Board, in the case of the strategic guidelines and strategic plan, on an annual basis, considering the safety of people, social progress and respect for the environment, as well as acting as guardian for execution of the approved strategy and its tie to the Company’s purpose; VIII. approving the Company's annual and multi-annual budgets, submitted to it by the Executive Board; IX. monitoring and evaluating the economic and financial performance of the Company, considering Vale’s performance in its sustainability initiatives, and may request the Executive Board to provide reports with specific performance indicators; X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors; XI. issuing opinions on operations relating to merger, split-off, incorporation in which the Company is a party, as well as share purchases submitted by the Executive Board; XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed

12/32 by law, including but not limited to, merger, split-off and incorporation in companies in which it participates; XIII. approving the risks policies of the Company submitted by the Executive Board; XIV. approving the issuance and the cancellation of simple debentures, not convertible into share and without collateral submitted by the Executive Board, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital; XV. calling Shareholders’ General Meetings and approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting; XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary General Meeting; XVII. selecting, removing and setting the scope of work for external auditors of the Company, in each case based on the Audit Committee’s recommendation, and observing applicable legislation; XVIII. appointing and removing the persons responsible for the corporate governance office and the compliance office, the latter of which includes the integrity and the internal auditing area, as well as the Whistleblower Channel of the Company, who shall report directly to the Board of Directors; XIX. approving the policies and the annual audit plan of the Company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures; XX. overseeing the management of the Company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

13/32 XXI. acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information; XXII. acting as guardian of the Company’s culture, ensuring its ownership with respect to the strategic guidelines, supporting the advancement of modernizing initiatives, when necessary; XXIII. approving policies of employee conducts based on ethical and moral standards described in the Code of Conduct of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies, as well as acting as a guardian of the company’s commitments related to human rights; XXIV. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise; XXV. approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board; XXVI. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By- Laws being complied with. XXVII. establishing criteria for the Executive Board for the provision of guarantees in general and contracting of loans and financing and for the signing of other contracts; XXVIII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14; XXIX. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

14/32 XXX. approving any reformulation, alteration, or amendment of shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the Company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature; XXXI. authorizing the negotiation, signing or alteration of contracts of any kind of value between the Company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the Company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all Company transactions with related parties, observing the provisions of Paragraph 3 below; XXXII. expressing its opinion regarding any matter to be submitted to the General Meeting of shareholders; XXXIII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale; XXXIV. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; and XXXV. preparing and disclosing a substantiated opinion on any tender offer to purchase the Company’s shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale’s shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the Company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion

15/32 referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder’s responsibility to make a final decision about such acceptance. § 1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the administrative, advisory and audit bodies of those companies and organizations in which the Company participates, directly or indirectly. § 2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board. §3 - Transactions with related parties shall be made at arm’s length conditions, considering market conditions, and members of the Board of Directors whose interests may be in conflict with the company’s interests shall be excluded from participating in the decision-making process. SECTION II - COMMITTEES Article 15 - The Board of Directors, shall have, on a permanent basis, 7 (seven) advisory committees, denominated as follows: Personnel, Compensation and Governance Committee, and Operational Excellence and Risk Committee, Finance Committee, Audit Committee, Nomination Committee, Sustainability Committee and Innovation Committee. § 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article. § 2 - The members of the committees shall be remunerated as established by the Board of Directors, observing the provisions of Article 10, §4 above. § 3 – The coordinator of each advisory committee must be a member of the Board of Directors.

16/32 Subsection I – Mission Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions. Subsection II – Composition Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators. Article 18 - The composition of each committee shall be defined and removed by the Board of Directors. § 1 - The members of the committees shall be appointed by the Board of Directors and may belong to such body, prohibiting participation of Vale’s Executive Officers and with due regard to applicable legal and regulatory provisions, in particular the provisions of Article 20 below with respect to the appointment of members of the Audit Committee. § 2 - The term of management for the members of the committees shall begin upon signing the instrument of investiture, and termination shall coincide with the end of the unified management term of the members of the Board of Directors, and reappointment shall be permitted. Subsection III – Workings and Responsibilities Article 19 - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each Committee; the provisions of Subsection IV below shall be observed with respect to the Audit Committee. § 1 - The committees established within the Company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

17/32 § 2 - Except if required by applicable legislation or regulations, the committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors. Subsection IV – Audit Committee Article 20 - The Audit Committee, the advisory board tied to the Board of Directors, is comprised of at least three (3) members, respecting the following requirements: I - the members of the Audit Committee must be independent members; II - at least one (1) member must also be an independent director of the Company; III - at least one (1) member must not be a member of the Company’s Board of Directors; IV - at least one (1) member must have recognized experience in corporate accounting matters, under the terms of the applicable regulations and will be given the title of Financial Specialist at the time of his appointment; and V - the following are not allowed to be members of the Audit Committee: officers of the Company, officers of its controlled companies, of its controlling shareholder, of associated companies or of companies under common control. §1 - The same member of the Audit Committee may accumulate the characteristic set forth in item IV of the head paragraph with one of the characteristics set forth in items II and III of the head paragraph of this Article. §2 - To be considered independent, the member of the Audit Committee must obey the independence criteria set forth in applicable regulations and legislation and in the Internal Rules of the Audit Committee. §3 - The duties of the Audit Committee Coordinator shall be defined in its Internal Rules, approved by the Board of Directors. Article 21 - The Audit Committee is responsible for, among other matters: I - providing its opinion and assistance to the Board of Directors in the hiring, compensation and removal of independent auditor services and other services

18/32 that may be provided by the Company’s external auditors; II - evaluating and monitoring the quality and integrity of quarterly information, intermediary statements and financial statements; III - supervising the work of internal audit, the area of internal controls and the area responsible for preparing the Company’s financial statements; IV - monitoring the quality and integrity of the internal control mechanisms and the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements that were not foreseen in the structure of the usual reports on financial statements; V - evaluating and monitoring the Company’s risk exposure; VI - evaluating, monitoring and recommending to management the correction or improvement of the Company’s internal policies, including the Policy on Related Party Transactions; VII - ensuring that the Company has procedures to be used to receive, process and handle accusations, complaints and information about (a) non- compliance with legal and normative provisions applicable to the Company, in addition to internal regulations and codes, (b) accounting issues, (c) internal controls, and (d) audit matters; as well as ensuring specific procedures to protect the whistleblower’s identity and the confidentiality of the information; VIII - supervising and evaluating the work of the external auditors, in order to evaluate their independence, the quality of services provided and the suitability of services provided related to the needs of the Company, and telling the Company’s management at any point to retain compensation of the external auditors; and IX - mediate any disagreements between management and internal and external auditors regarding the Company’s financial statements, problems or difficulties found by the auditors during the audit process, and disagreements with management regarding accounting principles and related matters. Article 22 - For adequate performance of its duties, the Audit Committee may decide to engage services of lawyers, consultants and analysts, as well as other resources that may be necessary for the performance of its duties, observing the budget proposed by the Audit Committee and approved by the Board of Directors.

19/32 SECTION III - EXECUTIVE BOARD Subsection I – Composition Article 23 - The Executive Board, which shall be the executive management body of the Company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers. § 1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove. § 2 - The Executive Officers shall have their individual duties defined by the Board of Directors. § 3 - The management term of the members of the Executive Board shall be 3 (three) years, and re-election shall be permitted. Subsection II – Workings Article 24 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows: § 1 - In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall

20/32 assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer. § 2 - In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term. § 3 - Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer. § 4 - Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer. Article 25 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter. Article 26 - The Executive Board shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote.

21/32 Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board; Article 27 - The meetings of the Executive Board shall only begin with the presence of the majority of its members. Article 28 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members. § 1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the Company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 29, and in respect of the exceptions stated in § 2 below; § 2 - Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the Company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein. § 3 - The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), § 1 stated above, in the first Board of Directors meeting which succeed the corresponding decision. Subsection III – Responsibilities Article 29 - The Executive Board shall be responsible for: I - approving the creation and elimination of Executive Departments subordinated to each Executive Director; II - preparing and submitting to the Board of Directors the Company's general policies on human resources, and executing the approved policies; III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors,

22/32 protecting the safety of people and the environment in all places where the Company operates; IV - preparing and submitting to the Board of Directors, the Company's purpose, strategic guidelines and the strategic plan, in the case of the latter two, on an annual basis, considering socioenvironmental issues and executing the approved strategic plan; V - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets; VI - planning and steering the Company's operations and reporting the Company's economic and financial performance, as well as Vale’s performance in its sustainability initiatives, to the Board of Directors, and producing reports with specific performance indicators; VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures; VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the Company is a party, as well as share purchases, and conducting the approved mergers, split- offs, incorporations and purchases; IX - preparing and submitting the Company's finance policies to the Board of Directors, and executing the approved policies; X - submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral; XI - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of Company dividends and, when necessary, the capital budget; XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting; XIII - adhering to and encourage adhesion to the Company's code of conduct, established by the Board of Directors;

23/32 XIV - preparing and submitting to the Board of Directors the Company's policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies; XV - authorizing the purchase of, sale of and placing of liens on fixed and non- fixed assets including securities, the contracting of services, the Company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors; XVI - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the Company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors; XVII - proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the Company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature; XVIII - authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad; XIX - authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards of the Executive Board established by the Board of Directors; XX - establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors; XXI - establishing, based on the limits fixed for the Board of Directors for the Executive Board, the limits throughout the whole of the Company's administrative organization hierarchy.

24/32 § 1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the Company participates, directly or indirectly, the investment plans and programs of the Company approved by the Board of Directors, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments. § 2 - The Executive Board shall nominate, for decision by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the Company participates directly or indirectly. Article 30 - The responsibilities of the Chief Executive Officer are to: I - take the chair at meetings of the Executive Board; II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting; III - coordinate and supervise the activities of the business areas and units that are directly subordinated to him; IV - select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal; V - coordinate the decision-making process of the Executive Board, as provided for in Article 28 of Subsection II – Workings; VI - nominate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 24 of Subsection II – Workings; VII - keep the Board of Directors informed about the activities of the Company;

25/32 VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet. Article 31 - The Executive Officers are to: I - organize the services for which they are responsible; II - participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the Company and reporting on matters of the respective areas of supervision and coordination; III - comply with and ensure compliance with the policy and general guidance of the Company's business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities; IV - contract the services described in Article 22, in compliance with determinations of the Audit Committee. Article 32 - The Company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer. § 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney. § 2 - The Company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

26/32 § 3 - In the case of commitments assumed abroad, the Company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws. § 4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article. CHAPTER V - FISCAL COUNCIL Article 33 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. Sole Paragraph – The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, as well as to meeting the applicable legal requirements. Article 34 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted. Article 35 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates. Article 36 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members. Sole Paragraph - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Shareholders’ General Meeting is held, their analysis of the management report and the financial statements. CHAPTER VI - COMPANY PERSONNEL

27/32 Article 37 - The Company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation. CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS Article 38 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared. Article 39 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting. Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the Company. Article 40 - The proposal for distribution of profit shall include the following reserves: I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force; II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the Company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the Company's share capital. Article 41 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

28/32 Article 42 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet. Article 43 - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article 39 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the Company. CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO Article 44 - The direct or indirect sale of control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition that the purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the Company and owned by the other common shareholders of the Company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the selling controlling shareholder. Article 45 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings: “Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in

29/32 which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock. “Economic Value” means the value of the Company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM. Article 46 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty- five percent) of the Company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the Company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and B3 regulations and the terms of this Article. § 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the Company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the Company’s common shares issued in the OPA. § 2 - The minimum purchase price in the OPA of each common share issued by the Company shall be equal to the greater of: (i) the Economic Value determined in an appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and (iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.

30/32 § 3 - The OPA referred to in the head paragraph of this Article shall not exclude the possibility of another shareholder of the Company or, as the case may be, the Company itself, formulating a competing OPA, pursuant to the applicable regulations. § 4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation. § 5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the Company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 46. § 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Article 44 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article. § 7 - The provisions of this Article 46 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a General Meeting of the Company convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the Company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

31/32 § 8 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the Company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article. § 9 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the Company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation. Article 47 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the “Defaulting Shareholder”), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM: (i) the Board of Directors of the Company shall convene an Extraordinary Shareholders’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and (ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the Company’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer. Article 48 - The Company shall not register any transfer of common shares to the purchaser or to any person(s) who acquire(s) control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 46. Article 49 - No shareholders’ agreement that provides for the exercise of control may be filed at the Company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 46.

32/32 Article 50 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules. Article 51 - Vale’s exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules. Article 52 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements: (i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76; (ii) Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares. § 1 - For the purposes of this Article 52, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration. § 2 - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the General Meeting, under the Novo Mercado Listing Rules. CHAPTER IX — ARBITRATION Article 53 - The Company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the

33/32 rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado. CHAPTER X - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS Article 54 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 22, 2021		Head of Investor Relations